UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

A Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ) No. 02.558.157/0001-62

Company Registry (NIRE) 35.3.0015881-4

MINUTES OF THE 213rd FISCAL BOARD MEETING OF

TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 14th, 2023

1.   DATE, TIME, AND VENUE: On February 14th, 2023, at 09:00 a.m., held at the headquarters of Telefônica Brasil S.A. (“Company”), located at Avenida Engenheiro Luiz Carlos Berrini, 1376, 31st floor, Vivo Fibra room, Cidade Monções neighborhood, in the City of São Paulo, State of São Paulo.

2.   CALL NOTICE AND ATTENDANCE: The call notice was sent pursuant to the Company’s Bylaws. The members of the Company’s Fiscal Board (“Fiscal Board”) who sign these minutes were present, there thus being a quorum. Also present were the Accounting and Revenue Projection Director, Ms. Jaqueline Nogueira de Almeida; the Company’s Senior Manager and Accountant, Mr. Carlos Cesar Mazur; the Finance Director, Mr. Rodrigo Rossi Monari; the Investors Relations Specialist, Ms. Tatiana Cardoso Anicet; the Corporate Affairs Director, Ms. Nathalia Pereira Leite, as Meeting Secretary, in addition to the representatives of Baker Tilly 4Partners Auditores Independentes S.S. (“Baker”), Mr. Nelson Varandas and Mr. Fábio Torres.

3.       AGENDA AND RESOLUTIONS: Having examined and debated the matters contained in the Agenda, it was decided by the members of the Fiscal Board present at the meeting, as described below:

(i) Financial Statements followed by the Independent Auditors’ Report and the Annual Management Report related to the fiscal year ended on December 31st, 2022 (“Financial Statements”): Initially, Ms. Jaqueline Nogueira de Almeida presented the Financial Statements of the Company, highlighting the main events of 2022, the liquidity and indebtedness indicators, the highlights of the balance sheets and the statements of results, and the results of the technical study of the Impairment tests of the Company's Total Assets and Deferred Tax Assets for the 2022 fiscal year. Subsequently, Ms. Tatiana Cardoso Anicet presented the main information from the Annual Management Report. Then, Baker’s representative, Mr. Nelson Varandas commented on (i) the work done by the independent audit during the period, (ii) presented the main events of the year, (iii) the Company's compliance with matters related to the audit, and (iv) the draft Independent Auditors’ Report, with no provisos, containing the main audit subjects (which are not provisos, but a legal requirement). The Independent Auditors’ Report shall be signed, with no amendments, after approval of the Financial Statements by the Board of Directors, on February 15th, 2023. The Fiscal Board examined the Financial Statements related to the fiscal year ended on December 31st, 2022, as well as the final draft Independent Auditors’ Report and the Annual Management Report, with the Company’s representatives and the independent auditor Baker having provided the necessary clarifications. After analyzing the documents and information submitted, the Fiscal Board members present unanimously issued an opinion favorable to said documents, which shall be submitted to the general meeting. The members of the Fiscal Board informed that its opinion on the matter shall be issued on the date of the next meeting of the Board of Directors and filed at the Company’s headquarters.

TELEFÔNICA BRASIL S.A.

A Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ) No. 02.558.157/0001-62

Company Registry (NIRE) 35.3.0015881-4

MINUTES OF THE 213rd FISCAL BOARD MEETING OF

TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 14th, 2023

(ii) Proposal for the Allocation of Income for the fiscal year ended on December 31st, 2022: Mr. Rodrigo Rossi Monari submitted the Proposal for Allocation of Income for the fiscal year ended on December 31st, 2022, which was examined by the members of the Fiscal Board, with the necessary clarifications having been provided. After analyzing the documents and information submitted, the Fiscal Board members present unanimously issued an opinion favorable to said proposal, which shall be submitted to the general meeting. The members of the Fiscal Board informed that its opinion on the matter shall be issued on the date of the next meeting of the Board of Directors and filed at the Company’s headquarters.

(iii) Declaration of Interest on Capital: The proposal of declaration of interest on capital (“IoC”) to be submitted to resolution by the Company’s Board of Directors was appraised, on the following terms:

“Proposal of declaration of IoC based on the balance sheet of January 31st, 2023, at the gross amount of BRL 106,000,000.00, corresponding to BRL 90,100,000.00, net of withholding income tax. The IoC declared herein are equivalent to BRL 0.063771752721 ¹ per common share (BRL 0.05420598981[1] net of income tax).

The IoC must be individually credited to the shareholders, abiding by the shareholding position contained in the Company’s records at the end of February 28th, 2023. From March 1st, 2023, inclusive, the shares shall be traded “ex-IoC”.

[1] Value per share calculated considering the shareholding base of January 31st, 2023.

The net value of the IoC shall be imputed to the mandatory dividend of the 2023 fiscal year and the payment made by July 21st, 2024, with the date being set by the Company’s Management.

The Fiscal Board members unanimously issued a favorable opinion regarding the proposal, since they considered it to be in conformity with the applicable legislation.

(iv) Proposal for the Cancellation of Shares Held in Treasury: Mr. Rodrigo Rossi Monari submitted a proposal for cancellation of 13,381,540 common shares issued by the Company, held in treasury, with the consequent amendment of the Company’s Bylaws. These shares were repurchased in the fiscal year ended on December 31st, 2022, within the context of the Share Buyback Program for shares issued by the Company itself. Said proposal was examined by the Fiscal Board, with the necessary clarifications having been provided. After analyzing the information provided, the Fiscal Board members present unanimously issued a favorable opinion regarding said proposal, with the consequent amendment to the Company’s Bylaws, to adjust the number of shares into which the corporate capital is divided, which shall be submitted to the Company’s shareholders at an Extraordinary General Meeting to be called in due time.

4.       CLOSING: There being no further matters to discuss, the meeting was adjourned, and these minutes were drawn up. São Paulo, February 14th, 2023.

_______________________________	_______________________________
Gabriela Soares Pedercini	Cremênio Medola Netto
_______________________________	_______________________________
Charles Edwards Allen	Nathalia Pereira Leite Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 15, 2023	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director